N E W S R E L E A S E

April 23, 2015

Nevsun Releases 2014 Corporate Social Responsibility Report

Nevsun Resources Ltd. (TSX: NSU) (NYSE MKT: NSU) (Nevsun or the Company) is pleased to announce the release of its 2014 Corporate Social Responsibility (CSR) Report titled “Positive Directions”.

“CSR is a cornerstone element of Nevsun’s strategy. Our report demonstrates the collaborative, determined efforts to advance a corporate social responsibility program at the Bisha Mine in Eritrea.  The CSR Report is our report card to measure the progress on our commitment both nationally and locally with our key stakeholders, including the government of Eritrea, our valued employees and the nearby communities.  We have further enhanced dialogue and transparency through direct feedback with both internal and external stakeholders, in Eritrea and globally, to ensure we continue to operate this world class asset in a responsible and sustainable manner” stated Cliff Davis, CEO of Nevsun.

2014 Highlights

  Safety record: achieved over 21 million hours (3 years) without a Lost Time Injury
  Community: engaged with our seven community liaison officers who played a pro-active role assisting with local engagement and maximizing local opportunities for employment
  Environment: managed another year of no reportable environmental incidents and improved fauna/flora management practices including the planting of over 11,000 seedlings for biodiversity offset
  Employees: demonstrated progress on independent human rights impact assessment follow-up recommendations and in training and development, creating opportunities for Eritrean men and women to build their skills
  Economic: paid significant amounts to the State of Eritrea in the form of taxes, royalties and return to the Eritrean National Mining Corporation in 2014

The Global Reporting Initiative (GRI) Sustainability Reporting Guidelines were used in the preparation of this Report and is in accordance with the ‘Core’ criteria option of the fourth generation (G4) Framework.  To view the report, please visit http://www.nevsun.com/responsibility/reporting/.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine ranks as one of the highest grade open pit copper mines in the world. Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com